April 28, 2006



Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
Mail Stop 4-6
Washington, D.C. 20549

RE:      NEOMEDIA TECHNOLOGIES, INC.
         AMENDMENT NO. 1 TO PRELIMINARY SCHEDULE 14A
         FILED ON APRIL 18, 2006
         FILE NO. 0-21743


Dear Ms. Jacobs:

      This letter has been prepared in response to a telephonic discussion with Maryse Mills-Apenteng on April 28, 2006, with respect to Amendment No. 1 to the Preliminary Schedule 14A filed April 18, 2006 by NeoMedia Technologies, Inc.



SCHEDULE 14A

PROPOSAL THREE: INCREASE IN NUMBER OF AUTHORIZED SHARES OF COMMON STOCK

Comment 1:  On the table on Page 8, update the footnote with respect to conversion of stock options and warrants to clarify that this number includes warrants held by Cornell Capital.


Response:   We have revised the footnote disclosure accordingly to reflect the warrants held by Cornell.

Comment 2:  Explain the calculation of the number of shares issuable upon completion of the acquisitions of Hip Cricket and 30% of Automotive Preservation.


Response:   We have revised the footnote disclosure to include a discussion of the caluclation.


Comment 3:  Expand the discussion under "Additional Strategic Acquisitions" to clearly disclose the portion of Hip Cricket and Automotive Preservation purchase prices that are stock and cash.


Response:   We have revised the disclosure to show the breakout of purchase consideration between stock and cash.


Comment 4:  Revise the disclosure under "Additional information about the vote"
            to quantify the ramifications of a negative vote.


Response:   Pursuant to the investment agreement between NeoMedia and Cornell, failure to increase the authorized shares is considered an event of default. Upon an event of default, principal and any accrued interest or dividends become immediately due and payable, which was previously disclosed. We have added language to clarify that the principal and any accrued interest or dividends are payable in cash.
            We have also added a disclosure to quantify the amount that would be payable in cash if an event of default occurred now.



      Please do not hesitate to contact me at (239) 337-3434 x166 if you have any additional questions or comments.



Very truly yours,

/s/ Charles T. Jensen

Charles T. Jensen
President, Chief Executive Officer & Director